Exhibit 99.7

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 13, 2024, AT 3:00 P.M.

Date, Time, and Place: August 13, 2024, at 3:00 p.m., at 1770 Promontory Circle, Greeley Colorado, 80634, United States (“Company”), via videoconference and in person.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all Board members, under Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair, represented by Jeremiah O’Callaghan, under the Sole Paragraph of Article 15 of the Company’s Bylaws), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global CEO; Wesley Mendonça Batista Filho, CEO of JBS USA; Guilherme Perboyre Cavalcanti, Global Chief Financial and Investor Relations Officer, all of whom Company employees.

Presiding: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: other matters of interest to the Company.

Discussions and Resolutions:

(i) at the start of the meeting, Mr. Guilherme Perboyre Cavalcanti presented to the Board members the proposal to distribute interim dividends.

Then, under item IX of Article 19 of the Company’s Bylaws, the Board members unanimously approved the distribution of interim dividends in the total amount of R$4,436,232,740.00 (four billion, four hundred and thirty-six million, two hundred and thirty-two thousand, seven hundred and forty reais), corresponding to R$2.00 (two reais) per common share issued by the Company, based on the balance of the profit reserves account calculated in the balance sheet of December 31, 2023. The interim dividends will be applied to the minimum mandatory dividends for the fiscal year to end on December 31, 2024, as applicable.

The payment of the interim dividends will be based on the shareholding position at the close of B3’s trading session on August 19, 2024 (base date), and the shares issued by the Company will be traded ex-dividends as of August 20, 2024 (inclusive). The value of dividends per share is estimated and may vary due to any changes in the number of treasury shares. The interim dividends will be paid on October 07, 2024, with no monetary restatement, through Banco Bradesco S.A., the depositary institution of the book-entry shares, according to the bank details provided by the shareholders. The procedures for the payment of interim dividends will be disclosed by the Company through a Notice to Shareholders on this date.

The Board members authorized the Company’s Executive Officers and/or their proxies to perform all necessary acts to make the payment of the interim dividends approved herein.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form with the omission of the signatures of the attendees, under paragraphs 1 and 2 of Article 130 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair, represented by Jeremiah O’Callaghan, under the Sole Paragraph of Article 15 of the Company’s Bylaws), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, August 13, 2024.

Milena Hitomi Yanagisawa

Secretary